Exicure, Inc. 8045 Lamon Avenue, Suite 410 Skokie, IL 60077 (847) 673-1700

January 26, 2018

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Chris Edwards
Suzanne Hayes

Re:     Exicure, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 12, 2018
File No. 333-221791

Ladies and Gentlemen:

On behalf of Exicure, Inc., a Delaware corporation (the “Company”), transmitted herewith through the EDGAR electronic filing system (“EDGAR”) under the Securities Act of 1933, as amended (the “Securities Act”), we acknowledge receipt of the comment letter, dated January 24, 2018, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed on January 12, 2018 (the “Form S-1/A1”). Concurrent with this letter, we are filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Form S-1/A2”). For your convenience, we have reproduced the Staff’s comment below in italics, followed by our corresponding response. Capitalized terms below that are not defined herein have the meanings given to them in the Form S-1/A2.

Amendment No. 1 to Registration Statement on Form S-1

General

1.     With respect to each of the Affiliated Shareholders that you reference in your response, and any current officers and directors who are selling shareholders, please expand your response to tell us how long they have held the Exicure shares, the circumstances under which they received them, their relationship to the issuer and the amount of shares involved.

Response: Prior to the Merger, the Share Conversion and the initial closing of the Offering discussed in the Form S-1/A2, Mark Tompkins and Ian Jacobs were the sole officers and directors

Chris Edwards and Suzanne Hayes
Securities and Exchange Commission
January 26, 2018

of our predecessor, Max-1. Messrs. Tompkins and Jacobs acquired their shares in Max-1 in connection with its incorporation in February 2017. In addition, prior to the consummation of the Merger, the board of directors of Max-1 approved the issuance of an aggregate of 756,960 shares of Max-1 common stock to Ian Jacobs, Mark Tompkins, Montrose Capital Partners Limited, an entity controlled by Mr. Tompkins, and a designee of a service provider.
With respect to the pre-Merger directors, officers and 10% or greater shareholders of Exicure OpCo (the “Affiliated Shareholders”), which includes the current directors and officers of the Company, the below traces the historical stock issuances of Exicure OpCo and, in tabular format, includes the details of such historical issuances to the Affiliated Shareholders. Note that the shares amounts below are the original numbers of units and shares of preferred stock purchased, and do not give effect to the conversion of each share of Series A and B preferred stock of Exicure OpCo into 0.49649 shares of the Company, or the conversion of each share of Series C preferred stock of Exicure OpCo into 0.7666652 shares of common stock of the Company.
AuraSense Therapeutics, LLC (“AuraSense Therapeutics”) was formed on June 13, 2011 as a wholly owned subsidiary of AuraSense, LLC (“AuraSense”), but did not conduct substantive business until December 12, 2011, which is considered its inception date. On December 12, 2011, AuraSense contributed the assets and liabilities comprising the business of AuraSense Therapeutics to AuraSense Therapeutics through a Bill of Sale and Assumption Agreement. In exchange for the contribution of certain assets and agreeing to certain undertakings, AuraSense Therapeutics provided to AuraSense, which is managed by Dr. Mirkin and Dr. Thaxton, two of our directors, 22,694,967 of its Class A units.
In December 2011, prior to the Corporate Conversion (described below), AuraSense Therapeutics issued and sold an aggregate of 4.9 million Class B-I units at a purchase price of $1.10 per unit for an aggregate purchase price of $5.4 million. The Affiliated Shareholders purchasing in the Class B-I unit offering are set forth below:

Purchaser	Shares of Class B-I units
Chad A. Mirkin(1)	45,454
David R. Walt(2)	45,454

(1)	Dr. Mirkin, was a director of Exicure OpCo and is a current director of the Company.

(2)	Dr. Walt, was a director of Exicure OpCo and is a current director of the Company.

In June 2013, prior to the Corporate Conversion (described below), AuraSense Therapeutics issued and sold an aggregate of 2.8 million Class B-II units at a purchase price of $1.30 per unit for an aggregate purchase price of $3.7 million. The Affiliated Shareholders purchasing in the Class B-II unit offering are set forth below:

Purchaser	Shares of Class B-II units
David R. Walt	192,308
The Venkatesan-Louizides Trust(1)	384,615

(1)	Dr. Jay Venkatesan, a director of Exicure OpCo and a current director of the Company, is the Trustee of the Venkatesan-Louizides Trust, and has voting or dispositive power over such entity.

Chris Edwards and Suzanne Hayes
Securities and Exchange Commission
January 26, 2018

In June 2014 and February 2015, prior to the Corporate Conversion (described below), AuraSense Therapeutics issued and sold an aggregate of 5.9 million Class C units and 2.0 million Class C units, respectively, at a purchase price of $2.30 per unit. Following the Corporate Conversion, in October 2015 and January 2016, Exicure OpCo issued and sold an aggregate of 6.5 million and 0.2 million shares of Series C preferred stock at a purchase price of $2.30 per share for an aggregate purchase price of approximately $15.0 million and $0.4 million, respectively. The Affiliated Shareholders purchasing in the Series C unit and stock offerings are set forth below:

Purchaser	Shares of Class C units & Series C preferred stock
Gates Ventures, LLC	7,391,304
David R. Walt	497,392
Chad A. Mirkin Living Trust(1)	8,700
Ayer Special Situations Fund I, LP(2)	117,642

(1)	Dr. Mirkin, a director of Exicure OpCo and a current director of the Company, is the Trustee of the Chad A. Mirkin Living Trust, and has voting or dispositive power over such entity.

(2)
Dr. Jay Venkatesan, a director of Exicure OpCo and a current director of the Company, is the Managing Director of the Ayer Special Situations Fund I, LP, and has voting or dispositive power over such entity.

On July 9, 2015, AuraSense Therapeutics was converted into AuraSense Therapeutics, Inc., a Delaware corporation (the “Corporate Conversion”), and on the same date changed its name to Exicure, Inc. (now referred to as Exicure OpCo). In connection with the Corporate Conversion, each common unit, Class A unit, Class B-I unit, Class B-II unit and Class C unit of AuraSense Therapeutics issued and outstanding immediately prior to the effectiveness of the Corporate Conversion was converted into one share of common stock, Series A preferred stock, Series B-1 preferred stock, Series B-2 preferred stock and Series C preferred stock of Exicure, OpCO, respectively. No preferred stock was provided in consideration for fractional membership units.
The Company also notes that all of the pre-Merger officers and directors of Max-1, and all of the Affiliated Shareholders have entered into lock-up agreements pursuant to which each has agreed to not sell any shares of the Company’s common stock detailed above for nine months from the date of the Merger. Due to these lock-up agreements, any Affiliated Shareholders that may sell shares of the Company’s common stock in the future pursuant to the Form S-1/A2 have borne the investment risk of holding these securities and will continue to bear this investment risk for a substantial period of time, before they can make significant resales of such securities. The Affiliated Shareholders have been, and continue to be, subject to market risk if the market price of the Company's common stock declines. The fact that the Affiliated Shareholders participated in the Merger and the Share Conversion with the knowledge that they might not be able to exit their positions at a profit, and that their ability to fully exit their positions would be restricted for an extended period of time, serves as evidence that they purchased such securities with the intent to invest, and not with the intent to effect a distribution, as an underwriter would have.

Chris Edwards and Suzanne Hayes
Securities and Exchange Commission
January 26, 2018

Following the Effective Time of the Merger, we sold an aggregate of 10,504,196 shares of our common stock pursuant to closings of a Private Placement on September 26, 2017, October 27, 2017 and November 2, 2017, at the sale price of $3.00 per share. The Affiliated Shareholders purchasing in the Private Placement are set forth below:

Purchaser	Shares of Common Stock
David R. Walt	268,333
Ayer Special Situations Fund I, LP	66,666
Gates Ventures, LLC	666,667
David Giljohann(1)	16,666

(1)	Dr. Giljohann is a member of AuraSense, but does not have any voting or investment power over the shares held by AuraSense.

* * * * *

Thank you for your prompt attention to the Company’s responses. If you wish to discuss the responses being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of these responses, please feel free to contact me at (847) 673-1700.

Very truly yours,

/s/ David A. Giljohann
David A. Giljohann, Ph.D.
Chief Executive Officer

Enc.

Cc:     Sam Zucker, Sidley Austin LLP
David S. Snyder, Chief Financial Officer of Exicure, Inc.